February 17, 2012

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UGI Corporation

Form 10-K for Fiscal Year Ended September 30, 2011

Dear Mr. Thompson,

This letter responds to the comments set forth in the Staff’s letter dated January 20, 2012 to me regarding UGI Corporation’s (“UGI” or the “Company”) Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2011 (“2011 UGI 10-K”). For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below each comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies and Estimates, page 55

Impairment of Goodwill, page 56

1.	Please tell us the following to help us understand at what level you evaluate goodwill impairment and how you determine reportable segments:

•	Your organizational structure;

•	How you define each operating segment and what components, if any, comprise each operating segment;

•	What comprises each of your reporting units or deemed reporting unit including whether the unit is an operating segment, component or aggregation of components;

•	If applicable, how the components aggregated meet the criteria to combine;

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 17, 2012

•	Whether any operating segments are aggregated in presenting reportable segments; and

•	If applicable, how the operating segments aggregated meet the criteria to combine.

Company Response:

UGI is a holding company that, through subsidiaries and affiliates, distributes, stores, transports and markets energy products and related services. Our business operations are conducted principally through the following wholly owned subsidiaries and their subsidiaries:

•	AmeriGas, Inc. (“AmeriGas”);

•	UGI Enterprises, Inc. (“Enterprises”); and

•	UGI Utilities, Inc. (“UGI Utilities”).

As we reported in the 2011 UGI 10-K, we present six reportable segments: (1) AmeriGas Propane; (2) International Propane - Antargaz; (3) International Propane - Flaga & Other; (4) Gas Utility; (5) Electric Utility; and (6) Midstream & Marketing. As of September 30, 2011, four of these reportable segments have material amounts of goodwill. The amount of goodwill associated with each reportable segment is reflected in the segment information included in Note 21 to UGI’s Consolidated Financial Statements included in the 2011 UGI 10-K. Those reportable segments with material goodwill are:

•	AmeriGas Propane;

•	Gas Utility;

•	International Propane - Antargaz; and

•	International Propane - Flaga & Other.

Our other two reportable segments, Electric Utility and Midstream & Marketing, either have no goodwill or have an amount of goodwill that is not material. Accordingly, these reportable segments are excluded from the discussion below.

Each of our four reportable segments with material goodwill comprises discrete businesses with separate (i) corporate headquarters, (ii) senior management (including their own executive, financial and accounting officers), (iii) operational management, (iv) centralized support services (including human resource, information technology, supply, purchasing and sales and marketing functions) and (v) financing arrangements. Each reportable segment has a segment manager who is directly accountable to, and maintains regular contact with, UGI’s CODM (as hereinafter defined). Each of the reportable segments has its own discrete financial information and provides separate management reports to UGI’s CODM and UGI’s Board of Directors.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 17, 2012

Accounting Guidance – Goodwill Impairment

Under Accounting Standards Codification (“ASC”) 280-10-50-1, “Segment Reporting,” an operating segment is defined as a component of a public entity that has all of the following characteristics:

•	it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other companies of the same public entity);

•

its operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) in order to make decisions about resources to be allocated to the segment and assess its performance; and

•	it has discrete financial information available.

UGI’s Chairman and Chief Executive Officer is responsible for regularly reviewing discrete financial information for each of UGI’s operating segments in order to make decisions about resources to be allocated to the operating segments and to assess their performance. Accordingly, he is the CODM, as defined in ASC 280-10-50-5. He receives annual budgets and participates in quarterly reviews with respect to each of these reportable segments. He also receives monthly operating reports which are provided by the reportable segment managers who are directly accountable to the CODM. The operating reports contain information pertaining to operating activities, financial results, forecasts and plans for the segment. UGI’s Board of Directors receives a separate report on each reportable segment at its regularly scheduled meetings.

Pursuant to ASC 350, “Goodwill and Intangible Assets,” the impairment of goodwill is tested at the reporting unit level. ASC 350 provides that a reporting unit is an operating segment, or one level below an operating segment (i.e., a “component”). A component of an operating segment is itself a reporting unit if:

•	the component constitutes a business for which discrete financial information is available and

•	operating segment management regularly reviews the operating results of the component.

Two or more components of an operating segment shall be aggregated and deemed a single reporting unit for goodwill impairment testing if the components have similar characteristics.

The following sections describe the organizational structure, the operating segments and related components, and the reporting units with material amounts of goodwill as of September 30, 2011.

AmeriGas

Business Organization and Description. We conduct a domestic propane marketing and distribution business through AmeriGas Partners, L.P. (“AmeriGas Partners”), its principal operating subsidiary, AmeriGas Propane, L.P. (“AmeriGas OLP”), and AmeriGas OLP’s subsidiaries. AmeriGas Partners is a publicly traded master limited partnership. AmeriGas Partners and AmeriGas OLP are Delaware limited partnerships. UGI’s wholly owned second-tier

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 17, 2012

subsidiary, AmeriGas Propane, Inc. (the “General Partner”), serves as the sole general partner of AmeriGas Partners and AmeriGas OLP. We have a controlling financial interest in AmeriGas Partners and AmeriGas OLP (sometimes referred to hereinafter collectively as the “Partnership”) by virtue of our sole general partner role, despite owning less than 50% of the Partnership.

The General Partner and its subsidiaries, including the Partnership, are presented in UGI’s financial statements as a reportable segment (referred to as “AmeriGas Propane”). AmeriGas Propane is headquartered in Valley Forge, Pennsylvania and has centralized support service functions, as discussed in more detail below. Additionally, AmeriGas Propane has its own financing arrangements that are separate from other UGI businesses. AmeriGas Propane has its own senior management, including its own Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer.

As of September 30, 2011, AmeriGas Partners and its subsidiaries distributed propane from nearly 1,200 locations throughout the United States. In addition to distributing propane, the Partnership also sells, installs and services propane appliances. Our district offices (“Districts”) are standalone retail locations from which we distribute propane to residential, commercial, industrial, agricultural and motor fuel customers. Our Districts typically consist of a business office, appliance showroom, warehouse, and service facilities, with one or more 18,000 to 30,000 gallon storage tanks on the premises. Retail deliveries of propane are usually made to customers by means of trucks. Propane is pumped from the truck, which generally holds 2,400 to 3,000 gallons of propane, into a stationary storage tank on the customer’s premises. Some Districts use satellite locations for propane storage. These locations generally consist of one or more 18,000 to 30,000 tanks where delivery trucks can refill. The Partnership also delivers propane in portable cylinders.

Corporate headquarters’ management of the General Partner oversees the management of AmeriGas Propane’s Districts. Given the similarity of operations at our Districts, we believe that it is more efficient to manage the significant operational inputs on a centralized basis. For example, propane supply for our Districts is centrally managed and our corporate headquarters enters into derivative instruments to hedge volatility in propane product costs. Our corporate headquarters’ human resources group administers the compensation and benefits for our District employees. Other centralized functions for the Districts include billing, credit and collection, purchasing, sales and marketing and accounts payable processing. Further, our customer information and other back office accounting systems are maintained by our information technology group at corporate headquarters.

The General Partner’s Chief Executive Officer is the segment manager and is directly accountable to, and maintains regular contact with, UGI’s CODM. In addition to his receipt of annual budgets and participation in quarterly reviews with respect to AmeriGas Propane, UGI’s CODM receives monthly operating reports of aggregated District information. The operating reports are provided by the segment manager and contain information pertaining to AmeriGas Propane’s operating activities, financial results, forecasts and plans. The General Partner’s and UGI’s Boards of Directors each receive a separate report on AmeriGas Propane at their respective regularly scheduled meetings.

UGI’s CODM does not review discrete financial information for the individual Districts, but rather reviews aggregated financial information for all Districts. Discrete financial information

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 17, 2012

by customer class is not available because all classes of customers are served from the Districts and allocating all District and corporate costs to customer classes is generally not practical. We believe that the Districts are individual components of the AmeriGas Propane operating segment because they have discrete financial information. However, each District has characteristics that are essentially the same. Accordingly, we believe that it is appropriate to aggregate these components into a single operating segment, as a retail chain might aggregate its individual stores if each store is essentially the same as the others (as described in para. 73 of Appendix A to Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise”).

Reporting Units Aggregation Criteria and Goodwill Impairment Testing. Under ASC 350, goodwill is tested for impairment at the reporting unit level. We have determined that the reporting unit level is the AmeriGas Propane operating segment. As previously mentioned, the reporting unit is defined as either an operating segment, or one level below an operating segment (referred to as a component). As mentioned above, the retail Districts of AmeriGas Propane are considered to be components. We believe the retail Districts should be aggregated so that AmeriGas Propane is the reporting unit for goodwill impairment testing purposes based on the following analysis of the criteria for aggregation in ASC 280-10-50-11:

•	The retail Districts are essentially the same, much like individual stores of a retail chain. We regard our Districts as retail establishments;

•	The nature of the products or services provided are the same in that each of the Districts sells propane and provides related services;

•	The types and classes of customers for such products or services provided are the same, although any individual District may have more or less of a particular class of customer; and

•	The methods of delivery of the products and services are the same - typically through the use of delivery vehicles.

Enterprises

Business Organization and Description. Enterprises’ international liquefied petroleum gas (“LPG”) distribution businesses conducted in France and in eight countries in central and eastern Europe have material amounts of goodwill.

Enterprises markets and distributes LPG in Europe through its operating segments “Antargaz” and “Flaga.” Each of Antargaz and Flaga has its own segment manager who is directly accountable to, and maintains regular contact with, UGI’s CODM. Antargaz’s and Flaga’s segment managers are their respective Managing Directors. Antargaz is a separate reportable segment because it meets the materiality thresholds in ASC 280. Flaga, along with our immaterial propane distribution business in China, are combined and included in our segment presentation to form the reportable segment “Flaga & Other.” UGI is not required to provide separate reportable segment disclosure about the Flaga operating segment because it does not meet the quantification thresholds for disclosure in ASC 280-10-50-12. Nevertheless, we reflect Flaga & Other as a separate reportable segment in order to help the users of our financial statements better understand our international LPG distribution businesses.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 17, 2012

Antargaz.

Antargaz has its corporate headquarters in Paris, France. Antargaz has centralized support service functions, as discussed in more detail below, and also has its own senior management, including individuals serving the functions of Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Additionally, Antargaz has its own financing arrangements that are separate from other UGI businesses.

Antargaz and its subsidiaries operate in France. Antargaz’s customer base consists of residential, commercial, agricultural and motor fuel customers that use LPG for space heating, cooking, water heating, process heat and transportation. Antargaz sells LPG in cylinders and in small, medium and large tanks. Antargaz also engages in wholesale sales of LPG and provides certain logistic and storage services to third parties. Sales to small bulk customers represent Antargaz’s largest customer segment. These customers are primarily residential and small business users, such as restaurants that use LPG for heating and cooking, municipalities and the poultry industry. Medium bulk customers use propane in housing projects, municipalities and medium-sized industrial enterprises and poultry brooders. Large bulk customers include agriculture companies and companies that use LPG in industrial processes. Antargaz has 4 primary storage facilities and 26 secondary storage facilities. LPG stored in primary storage facilities is transported to smaller storage facilities by rail, sea and road. At these secondary facilities, LPG is filled into cylinders or trucks equipped with tanks and then delivered to customers.

Antargaz’s Managing Director, who serves the function of Chief Executive Officer, is the segment manager and is directly accountable to, and maintains regular contact with, UGI’s CODM. In addition to his receipt of annual budgets and participation in quarterly reviews with respect to Antargaz, UGI’s CODM receives monthly operating reports which are provided by the segment manager and contain information pertaining to Antargaz’s operating activities, financial results, forecasts and plans. UGI’s Board of Directors receives a separate report on Antargaz at its regularly scheduled meetings.

Antargaz does not have discrete financial information by type of customer or size of tank, other than gross margin, as multiple customer classes and tank sizes are served from the same location and through the same distribution network. As a result, costs associated with our primary and secondary storage locations, and costs associated with centralized services (as further described below), are not attributed to individual customer classes or tank sizes. Antargaz headquarters’ management oversees its supply and distribution network including sales and logistics activities. Further, Antargaz’s retail distribution activities benefit from centralized services. For example, LPG supply is centrally managed, and Antargaz corporate headquarters from time to time enters into derivative instruments to hedge volatility in LPG costs. An Antargaz headquarters’ human resources group administers compensation and benefits. Other Antargaz centralized functions include billing, credit and collection, purchasing and sales and marketing. Our customer information and other back office accounting systems are maintained by an Antargaz headquarters information technology group.

Flaga.

Flaga has its corporate headquarters in Korneuburg, Austria. Flaga has centralized support service functions, as discussed in more detail below, and also has its own senior management, including individuals serving the functions of Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Additionally, Flaga has its own financing arrangements that are separate from other UGI businesses.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 17, 2012

Flaga and its subsidiaries distribute LPG in 8 European countries. Flaga serves customers that use LPG for residential, commercial, industrial, agricultural and autogas purposes. Flaga’s customers primarily use LPG for heating, cooking, motor fuel, construction work, industrial processing, crop drying, power generation and irrigation. Flaga has 25 sales offices throughout the countries that it serves. Sales offices consist of an office location where customers can directly purchase LPG. Flaga operates 8 main storage facilities and approximately 66 secondary storage facilities. LPG stored in primary storage facilities is transported to smaller storage facilities by rail or truck. LPG is then delivered primarily by truck to small, medium and bulk customers. Different classes of customers are often served from the same location and through similar methods of distribution.

Flaga’s Managing Director, who serves the function of Chief Executive Officer, is the segment manager and is directly accountable to, and maintains regular contact with, UGI’s CODM. In addition to his receipt of annual budgets and participation in quarterly reviews with respect to Flaga, UGI’s CODM receives monthly operating reports which are provided by the segment manager and contain information pertaining to Flaga’s operating activities, financial results, forecasts and plans. UGI’s Board of Directors receives a separate report on Flaga at its regularly scheduled meetings.

Like Antargaz, Flaga does not have discrete financial information, other than gross margin, by class of customer or tank size because, like AmeriGas and Antargaz, multiple customer classes and tank sizes are often served from the same distribution location using the same distribution methods. As a result, costs associated with distribution activities, as well as costs associated with centralized management services, are not assigned to individual customer classes or tank sizes. Similar to Antargaz, Flaga’s individual country operations benefit from centralized services including LPG purchasing, sales and marketing, and information technology. Flaga’s operating segment manager and individuals serving the functions of Chief Financial Officer and Chief Accounting Officer provide management oversight to each of its subsidiaries.

Reporting Units Aggregation Criteria and Goodwill Impairment Testing. We have determined that the Antargaz reportable segment is the reporting unit at which goodwill impairment is tested. The subsidiaries of Antargaz provide different functional inputs (e.g. storage services, sales and marketing services or logistics services) to the Antargaz LPG distribution business. Although discrete financial information for these subsidiaries is available, the Antargaz segment manager does not regularly receive such financial information. Additionally, these subsidiaries do not constitute separate businesses and, accordingly, are not components, as defined.

We have determined that the Flaga operating segment does have components because discrete financial information is available for the various geographic locations in which it operates and that financial information is regularly reviewed by the segment manager. These components generally correspond to the countries in which Flaga operates. UGI’s CODM does not regularly receive discrete financial information by country component.

Because the nature of the products and services provided, the types of customers served, and the methods of distribution of LPG, are generally similar in the countries in which Flaga operates, we have aggregated these components into one reporting unit for purposes of evaluating goodwill impairment. In evaluating these similarities, we considered the following:

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 17, 2012

1.	Nature of the Products and Services – the nature of the products and services delivered by Flaga in each of the countries it operates is similar. The product supplied is LPG.

2.	Nature of the Production Process – the nature of the production process is similar in each country and includes:

•	centralized supply function;

•	centralized sales and marketing function;

•	centralized management oversight function by Flaga’s senior management team; and

•	centralized information technology function.

3.	Type or Class of Customer – the classes of customers are generally similar across all countries although the relative proportion may differ depending on the proximity of locations to different types of customers. Because different classes of customers may be served from the same location, discrete financial information by customer class at the operating income level is not available.

4.	Methods used to Distribute Products or Services – the country components of Flaga generally use similar type primary and secondary LPG storage assets as well as logistics assets principally comprising delivery trucks and equipment, to deliver LPG to its customers.

In addition to the above characteristics, we also considered the way Flaga finances its operations. At the corporate level, Flaga has entered into financing arrangements to provide credit support to the component countries.

As previously mentioned, Flaga does not meet the quantification thresholds in ASC 280-10-50-12 regarding the need for disclosure as a separate reportable segment. For the year ended September 30, 2011, Flaga’s operating segment revenues represented only 7% of the combined revenue of all of UGI’s reportable segments and Flaga’s operating segment earnings before income taxes represented less than 1% of the combined income before income taxes of all of UGI’s reportable segments. Additionally, at September 30, 2011, Flaga’s operating segment total assets represented only 6% of the total assets of all of UGI’s reportable segments. We test goodwill impairment at the Flaga operating segment level.

UGI Utilities

Business Organization and Description. UGI’s wholly owned subsidiary, UGI Utilities, Inc. (“UGI Utilities”) and each of UGI Utilities’ subsidiaries, UGI Penn Natural Gas, Inc. (“PNG”) and UGI Central Penn Gas, Inc. (“CPG”), conduct natural gas utility distribution businesses. UGI Utilities, PNG and CPG collectively own and operate natural gas distribution utilities in eastern, northeastern and central Pennsylvania. UGI Utilities’ natural gas distribution utility is referred to as UGI Gas; PNG’s natural gas distribution utility is referred to as PNG Gas; and CPG’s natural gas distribution utility is referred to as CPG Gas. UGI Utilities has its corporate headquarters in Reading, Pennsylvania. UGI Utilities has centralized support service functions, as discussed in more detail below. Additionally, UGI Utilities has its own financing arrangements. UGI Utilities is a separate SEC registrant and has its own senior management, including its own Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 17, 2012

UGI Utilities’ natural gas distribution businesses (“Gas Utility”) have one segment manager, UGI Utilities’ Chief Executive Officer, who is directly accountable to, and maintains regular contact with, UGI’s CODM. In addition to his receipt of annual budgets and participation in quarterly reviews with respect to Gas Utility, UGI’s CODM receives monthly operating reports which are provided by the segment manager and contain information pertaining to Gas Utility’s operating activities, financial results, forecasts and plans. UGI Utilities’ and UGI’s Boards of Directors each receive a separate report on Gas Utility at their respective regularly scheduled meetings.

Gas Utility is one of our reportable segments. Gas Utility consists of our three Pennsylvania regulated natural gas distribution utilities, UGI Gas, PNG Gas and CPG Gas. Each of these natural gas utilities provides natural gas utility distribution services to customers primarily in Pennsylvania. Each of these natural gas utilities is regulated by the Pennsylvania Public Utility Commission (PUC) as to rates, terms and conditions of service, accounting matters, issuances of securities, contracts and other matters. Each is managed by the same UGI Utilities senior management team. UGI’s CODM does not receive discrete financial information for each natural gas utility (other than margin, which is subject to rate regulation), but rather reviews aggregated financial information for Gas Utility. We have determined that Gas Utility is an operating segment under ASC 280 consisting of three components – UGI Gas; PNG Gas; and CPG Gas.

Each of UGI Gas, PNG Gas and CPG Gas has residential, commercial and industrial customers. The nature of the products or services provided (natural gas and natural gas transportation), the types and classes of customers for which such products and services are provided (substantially all of which reside in Pennsylvania), and the methods of delivering the products and services (a network of underground transmission and distribution pipelines) are the same at UGI Gas, CPG Gas and PNG Gas. As previously mentioned, the base rates of UGI Gas, PNG Gas and CPG Gas are subject to PUC approval. PUC approved base rates are designed to provide for the recovery of costs associated with the provision of natural gas service to customers as well as to provide for a return on assets used and useful in the provision of such service.

UGI Gas, PNG Gas and CPG Gas share centralized management and back office resources for critical operating functions such as gas supply, human resource management, emergency dispatch, credit and collections, purchasing and payables, treasury and accounting functions, among others. In addition, UGI Gas, PNG Gas and CPG Gas share certain information technology services provided by the UGI Utilities corporate information technology group. Costs for these and other services, including services provided by UGI, are allocated to the three natural gas utilities based upon PUC approved methodologies.

Reporting Units Aggregation Criteria and Goodwill Impairment Testing. We have determined that the Gas Utility operating segment is the reporting unit for the testing of goodwill for impairment. As previously mentioned, the reporting unit level is an operating segment, or one level below an operating segment (referred to as a component). As mentioned above, the three Pennsylvania regulated natural gas utilities UGI Gas, PNG Gas and CPG Gas are considered to be components for which discrete financial information exists. However, we aggregate UGI Gas, PNG Gas and CPG Gas into a single reporting unit for goodwill impairment testing purposes because they exhibit similarities with respect to (1) regulation with respect to return on investment and the recovery of costs due to PUC regulation, (2) the nature of the products or services provided, (3) the types and classes of customers for such products or services, and (4) the methods of delivery, i.e., through distribution mains. In addition, we also considered that our regulated natural gas utilities have a centralized senior management team.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 17, 2012

2.	Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

•	The percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	The amount of goodwill allocated to the reporting unit

•	A more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Company Response:

UGI tests for possible impairment of goodwill on an annual basis as of the end of each fiscal year and at other times throughout the year if an event occurs or circumstances change that would indicate that the fair value of the reporting unit is more likely than not to have decreased below its carrying amount. In our most recent analysis as of September 30, 2011, we determined that the fair values of each of our reporting units were substantially in excess of their carrying amounts. We believe that subsequent to the September 30, 2011 goodwill impairment tests, there have been no events or changes in circumstances which would indicate that it is more likely than not that the fair values of the reporting units with goodwill are less than their carrying amounts. If, in the future, the fair value of a reporting unit with material goodwill is not substantially in excess of its carrying amount, we will provide appropriate disclosure in accordance with Item 303(a)(3)(ii) of Regulation S-K, Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960 and any other applicable Commission rules and regulations and Staff guidance.

*                    *                     *                    *                     *                    *

In connection with the responses above, the Company acknowledges that

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 17, 2012

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245, or Davinder S. Athwal, Vice President – Accounting and Financial Control and Chief Risk Officer, at (610) 768-3636.

Sincerely yours,

UGI Corporation

By:	/s/ John L. Walsh
John L. Walsh
President & Chief Operating Officer (Principal Financial Officer)

cc:	Adam Phippen, Staff Accountant

Linda L. Griggs